CORRESP

Attn: Jennifer Goeken
United States Securities and Exchange Commission
450 Fifth St, NW, Stop 04-05
Washington, D.C. 20549

Dear Ms. Goeken,

         Thank you for your letter of April 15, 2005. The new management of Vision Energy Group, Inc. welcomes your comments and will use them to improve all of our future filings. The guidance from staff and regulators is key to improving our reporting mechanisms in these ever changing regulatory times.

10-QSB FOR THE QUARTER ENDED JANUARY 31, 2005

Controls and procedures, page 11
--------------------------------

   1. We note that your certifying officer discloses his conclusion as of the effectiveness of your disclosure controls and procedures "within 90 days of the filing date of this quarterly report." However, Item 307 of Regulation S-B requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. As explained in prior comment 6, you should refer to item 601(b)(31) of Regulation S-B for the specific language required in the certifications. The guidance in paragraph 4(c) concerns the appropriate timing of the required evaluation.

Response 1.
-----------

         We have changed the certification to comply with the requirements in our amended filing.

   2. Item 307 of Regulation S-B requires you to disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Based on this guidance, the wording you have included is not sufficient.

Response 2.
-----------

         The wording has been amended to reflect the guidance that the disclosure controls and procedures are effective.

   3. You also state there were no "significant changes" in your internal controls and no factors that could "significantly affect" these controls subsequent to the date of your evaluation. However, Item 308(C) of Regulation S-B requires that you disclose any change in your "internal control over financial reporting" identified in connection with the evaluation required by paragraph (d) of the Exchange Act Rules 13a-15 or 15d-15 that occurred during the fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal controls over financial reporting. The representations required are specified in Regulation S-B, Item 601(b)(31), paragraph 4(d).

Response 3.
-----------

         The offending word significantly has been removed in the amended report. The report now states that there were no changes in internal controls.

Exhibit 31.1
------------

4. The wording of your certification does not comply with that required under Section 302, paragraph 4(c), of the Sarbanes-Oxley Act of 2002.

Response 4.
-----------

         The exhibit has been amended to accurately reflect verbatim the guidance referred to.

10-KSB/A FOR THE YEAR ENDED APRIL 30, 2004

Controls and procedures, page 20
--------------------------------

   5. The disclosures you provided under this heading are not6 sufficient. Please refer to comments 1, 2 and 3 above for guidance.

Exhibit 31.1
------------

6. Please note that every amendment to a periodic report must include updated certifications required by Item 601(b)(31) of Regulation S-B. The required certification must at the very least, and only under certain conditions, include paragraphs 1 and 2. If the amendment to the periodic report does not involve any changes to the financial statements or other financial information, paragraph 3 may be omitted. If the amendment to the periodic report does not amend the Item 307 and 308 disclosures, then paragraph 4 and 5 may be omitted. Please confirm that you understand and will comply with these updating requirements when filing your amendments.

Response 5 and 6.

         We will file all future documents using the guidance reflected in comment 5 and acknowledge that we understand and will comply with comment 6 in all future filings.

10-QSB/A FOR THE QUARTER ENDED OCTOBER 31, 2004

   7.    Your disclosures regarding Controls and Procedures on Page 8, and your exhibit 31.1 Certification, are non-compliant. Please follow the guidance in the comments above.

Response 7.
-----------

         We will follow the guidance in all future filings.

         We appreciate the opportunity to correct our submissions and improve our form and substance to provide timely, accurate and certifiable documents based on the commissions guidance.

                                                     Sincerely,

                                                     Russell Smith
                                                     President